Exhibit 99.1

Yalla Group Limited Announces Unaudited Fourth Quarter and Full Year 2020 Financial Results

DUBAI, UAE, Mar. 15, 2021 /PRNewswire/ — Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter Ended December 31, 2020 Financial and Operating Highlights

•	Revenues were US$48.3 million in the fourth quarter of 2020, representing an increase of 150.9% from the fourth quarter of 2019.

•	Revenues generated from chatting services in the fourth quarter of 2020 were US$42.6 million.

•	Revenues generated from games services in the fourth quarter of 2020 were US$5.7 million.

•	Net income was US$9.0 million in the fourth quarter and net margin was 18.6%.

•	Non-GAAP Net income[1] was US$23.3 million in the fourth quarter, representing an increase of 181.6% from the fourth quarter of 2019. Non-GAAP net margin was 48.3% in the fourth quarter of 2020.

•	Average MAUs[2] increased by 295.4% to 16.4 million in the fourth quarter from 4.2 million in the fourth quarter of 2019.

•	The number of paying users[3] on our platform increased by 624.2% to 5.2 million in the fourth quarter of 2020 from 0.7 million in the fourth quarter of 2019.

[1]

Non-GAAP net income represents net income (loss) before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

[2]

“Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our mobile applications at least once during a given period.

[3]

“Paying users” refers to registered users who purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this prospectus may not equal the number of unique users who have registered on our platform as of a given time.

Full Year 2020 Highlights

•	Revenues were US$134.9 million in 2020, representing an increase of 112.6% from 2019.

•	Revenues generated from chatting services were US$123.0 million.

•	Revenues generated from games services were US$11.9 million.

•	Net income was US$3.2 million in 2020 and net margin was 2.4%.

•	Non-GAAP Net income[4] was US$64.0 million in 2020, representing an increase of 121.3% from 2019. Non-GAAP net margin was 47.5% in 2020.

[4]

Non-GAAP net income represents net income (loss) before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

Key Operating Data	For the three months ended
	December 31, 2019	December 31, 2020
Average MAUs (in thousands)	4,151	16,413
Yalla	3,286	6,401
Yalla Ludo	865	10,012

Paying users (in thousands)	723	5,236
Yalla	549	1,103
Yalla Ludo	174	4,133

“2020 concluded with an outstanding fourth quarter, as expansion of our user community and advancement of our monetization capabilities thrusted growth momentum even further, across the board,” said Mr.Yang Tao, Founder, Chairman and Chief Executive Officer of Yalla. “Driven by the better-than-expected performance from our chatting services, we are pleased to report a sequential quarterly revenue increase of 42.9%, reaching US$48.3 million in the fourth quarter and exceeding the upper end of our guidance range.

“With the successful IPO event in Dubai generating extensive brand awareness in the Middle East and North Africa region, our highly experienced marketing team maximized this exposure by continually running innovative and deeply resonating campaigns, specifically tailored to the local culture. With these efforts, our MAUs increased 15.0% versus the previous quarter, reaching 16.4 million. In addition, paying users increased to 5.2 million and our user base monetization capability advanced in the quarter, demonstrated by rapid sequential ARPPU growth of 38.5% to reach US$9.2. As we continue ahead in 2021 with the goal of building the most popular destination for online social networking and entertainment in MENA, we are focused on three key priority areas: growing our Yalla community and cultivating a friendly and engaging environment, providing users with a quality and localized product experience, and diversifying our platform’s product portfolio to create brand extension and deeper loyalty,” concluded Mr.Yang.

“Our leadership position as a voice-centric social networking and entertainment platform in MENA is clearly being demonstrated by our robust top-line and bottom-line growth that continued in the quarter,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “Our fourth quarter revenues grew 150.9% year-over-year to US$48.3 million while our non-GAAP net income reached US$23.3 million with growth of 181.6%. Our non-GAAP net margin remained healthy at 48.3%, reflecting our unique monetization strategy, market positioning and strong operating efficiency. With 2021 well underway, we are very confident we can deliver another year of sturdy growth and profitability as we continue to execute on our strategic roadmap.”

Fourth Quarter 2020 Financial Results

Revenues

Our revenues were US$48.3 million in the fourth quarter of 2020, a 150.9% increase from US$19.3 million in the fourth quarter of 2019. The increase was primarily driven by the widening of Yalla’s and Yalla Ludo’s user base and the robust enhancement in Yalla Ludo’s monetization capability. Our average MAUs increased by 295.4% from 4.2 million in the fourth quarter of 2019 to 16.4 million in the fourth quarter of 2020. Another primary contributor to our solid revenues growth was the significant growth in the number of paying users, which increased from 723 thousand in the fourth quarter of 2019 to 5.2 million in the fourth quarter of 2020.

In the fourth quarter of 2020, our revenues generated from chatting services were US$42.6 million and our revenues generated from the games services were US$5.7 million.

Costs and expenses

Our total costs and expenses were US$39.0 million in the fourth quarter of 2020, compared with US$10.9 million in the fourth quarter of 2019. The increase was primarily due to the recognition of share-based compensation expenses.

Our cost of revenues was US$18.4 million in the fourth quarter of 2020, compared with US$5.8 million in the fourth quarter of 2019.The increase was mainly driven by (i) share-based compensation expenses of US$2.2 million recognized for the fourth quarter of 2020, and (ii) other components of cost of revenues of US$16.2 million for the fourth quarter of 2020, a 177.8% increase from US$5.8 million for the fourth quarter of 2019, which was in line with our revenue growth and primarily due to our expanding business scale. Other components of cost of revenues as a percentage of our total revenues increased from 30.3% in the fourth quarter of 2019 to 33.6% in the same period in 2020, primarily due to (i) an increase in salaries and benefits for our staff related to the operations, which was in turn driven by an expansion of our staff related to the operations due to the increasing user base of our products, and (ii) an increase in commission fee for third-party payment platforms.

Our selling and marketing expenses were US$7.6 million in the fourth quarter of 2020, compared with US$3.1 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$3.2 million recognized for the fourth quarter of 2020, and (ii) other components of selling and marketing expenses of US$4.4 million for the fourth quarter of 2020, a 43.9% increase from US$3.1 million for the same quarter last year, which was primarily due to higher advertising and market promotion expenses as a result of our continued user acquisition efforts. Other components of selling and marketing expenses as a percentage of our total revenues decreased from 16.0% in the fourth quarter of 2019 to 9.2% in the same period in 2020, primarily due to organic user acquisition through word-of-mouth referrals and economies of scale.

Our general and administrative expenses were US$11.3 million in the fourth quarter of 2020, compared with US$1.6 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$8.8 million recognized for the fourth quarter of 2020, and (ii) other components of general and administrative expenses of US$2.6 million for the fourth quarter of 2020, a 66.6% increase from US$1.6 million for the same quarter last year, which was primarily due to an increase in salaries and other benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff. Other components of general and administrative expenses as a percentage of our total revenues decreased from 8.1% in the fourth quarter of 2019 to 5.4% in the fourth quarter of 2020 due to economies of scale.

Our technology and product development expenses were US$1.6 million in the fourth quarter of 2020, compared with US$0.4 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$0.2 million recognized for the fourth quarter of 2020, and (ii) other components of technology and product development expenses of US$1.4 million for the fourth quarter of 2020, a 223.0% increase from US$0.4 million for the same quarter last year, which was primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by an expansion of our technology and product development staff due to our increased investment in new products and services. As a result of these reasons, other components of technology and product development expenses as a percentage of our total revenues also increased from 2.3% in the fourth quarter of 2019 to 2.9% in the same period of 2020.

Operating income

Operating income was US$9.3 million in the fourth quarter of 2020, compared with an operating income of US$8.3 million in the fourth quarter of 2019.

Non-GAAP Operating income

Non-GAAP operating income (which exclude share-based compensation expenses) for the fourth quarter of 2020 was US$23.7 million, a 183.4% increase from US$8.3 million for the same quarter last year.

Income tax expense

Our income tax expense was US$0.33 million in the fourth quarter of 2020, compared with US$0.13 million in the fourth quarter of 2019.

Net income

As a result of the foregoing, our net income was US$9.0 million in the fourth quarter of 2020, compared with net income of US$8.3 million in the fourth quarter of 2019.

Non-GAAP Net income

Non-GAAP net income (which exclude share-based compensation expenses) for the fourth quarter of 2020 was US$23.3 million, a 181.6% increase from US$8.3 million for the same quarter last year.

Net Income Per Share

Basic and diluted net income per ordinary share were US$0.06 for the fourth quarter of 2020, while basic and diluted net income per ordinary share was US$0.06 in the same period of 2019. Non-GAAP basic and diluted net income per ordinary share (which exclude share-based compensation expenses) were US$0.16 and US$0.15 respectively, compared to US$0.06 in the same period of 2019.

Cash and cash equivalents

As of December 31, 2020, we had cash and cash equivalents of US$236.9 million, as compared to cash and cash equivalents of US$75.7 million as of September 30, 2020.

Full Year 2020 Financial Results

Revenues

Our revenues were US$134.9 million in 2020, a 112.6% increase from US$63.5 million in 2019. The increase was primarily driven by the widening of Yalla’s and Yalla Ludo’s user base and the robust enhancement in Yalla Ludo’s monetization capability.

Our revenues generated from chatting services were US$123.0 million in 2020, and our revenues generated from the games services were US$11.9 million in 2020.

Costs and expenses

Our total costs and expenses were US$131.2 million in 2020, compared with US$34.5 million in last year. The increase was primarily due to the recognition of share-based compensation expenses upon the listing of our ADSs on the New York Stock Exchange.

Our cost of revenues was US$61.3 million in 2020, compared with US$20.6 million in last year. The increase was mainly driven by (i) share-based compensation expenses of US$16.3 million recognized for 2020, and (ii) other components of cost of revenues of US$45.0 million for 2020, a 119.0% increase from US$20.5 million for 2019, which was in line with our revenue growth and primarily due to our expanding business scale. Other components of cost of revenues as a percentage of our total revenues slightly increased from 32.4% in 2019 to 33.4% in 2020, primarily due to an increase in commission fee for third-party payment platforms.

Our selling and marketing expenses were US$21.7 million in 2020, compared with US$8.3 million in 2019. The increase was mainly driven by (i) share-based compensation expenses of US$7.7 million recognized for 2020, and (ii) other components of selling and marketing expenses of US$14.0 million for 2020, a 70.1% increase from US$8.3 million for 2019 that was primarily due to higher advertising and market promotion expenses as a result of our continued user acquisition efforts. Other components of selling and marketing expenses as a percentage of our total revenues decreased from 13.0% in 2019 to 10.4% in 2020, primarily due to (i) free promotion from Apple’s and Google’s app stores as a result of the high quality and localization of our products, and (ii) our increasing brand awareness and brand loyalty across the region.

Our general and administrative expenses were US$43.0 million in 2020, compared with US$4.1 million in 2019. The increase was mainly driven by (i) share-based compensation expenses of US$35.9 million recognized for 2020, and (ii) other components of general and administrative expenses of US$7.1 million for 2020, a 72.6% increase from US$4.1 million for 2019. The increase for other components of general and administrative expenses was primarily due to (i) an increase in salaries and other benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff, and (ii) an increase in IPO listing expenses. Other components of general and administrative expenses as a percentage of our total revenues decreased from 6.5% in 2019 to 5.3% in 2020 due to economies of scale.

Our technology and product development expenses were US$5.2 million in 2020, compared with US$1.6 million in 2019. The increase was mainly driven by (i) share-based compensation expenses of US$1.0 million recognized in 2020, and (ii) other components of technology and product development expenses of US$4.2 million for 2020, a 163.2% increase from US$1.6million for 2019, primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by an expansion of our technology and product development staff due to our increased investment in developing new products and services. As a result of these reasons, other components of technology and product development expenses as a percentage of our total revenues also increased from 2.5% in 2019 to 3.1% in 2020.

Operating income

Operating income was US$3.8 million in 2020, compared with an operating income of US$29.0 million in 2019.

Non-GAAP Operating income

Non-GAAP operating income (which exclude share-based compensation expenses) for 2020 was US$64.6 million, a 123.1% increase from US$28.9 million for 2019.

Income tax expense

Our income tax expense was US$0.86 million in 2020, compared with US$0.44 million in 2019.

Net income

Our net income was US$3.2 million in 2020, compared with net income of US$28.9 million in 2019.

Non-GAAP Net income

Non-GAAP net income (which exclude share-based compensation expenses) for 2020 was US$64.0 million, a 121.3% increase from US$28.9 million for the 2019.

Net Loss and Income Per Share

Basic and diluted net loss per ordinary share were US$0.02 for 2020, while basic and diluted net income per ordinary share was US$0.22 in 2019. Non-GAAP basic and diluted net income per ordinary share (which exclude share-based compensation expenses) were US$0.64 and US$0.57 respectively, compared to US$0.22 in 2019.

Outlook

For the first quarter of 2021, the management of the Company currently expects revenues to be between US$60.0 million and US$63.0 million, which would represent an increase of approximately 184.7% to 198.9% from US$21.1 million for the first quarter of 2020.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, March 15, 2021 at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong time on the same day.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	2117306

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until March 22, 2021, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10152895

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, such as non-GAAP operating income, non-GAAP net income and non-GAAP basic and diluted net income per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income (loss) excluding share-based compensation. We define non-GAAP net income attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding share-based compensation. We define non-GAAP net income (loss) per ordinary share as non-GAAP net income (loss) attributable to ordinary shareholders of Yalla Group Limited, using the two-class method, divided by weighted average number of basic and diluted share outstanding. We define non-GAAP basic and diluted net income (loss) per ADS as non-GAAP basic and diluted net income (loss) per ordinary share as one ADS represent one ordinary share.

By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Yuwei Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2019	December 31, 2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	45,302,622	236,883,282
Term deposits	2,722,941	—
Short-term investments	1,506,985	766,295
Prepayments and other current assets	3,930,306	15,725,424

Total current assets	53,462,854	253,375,001

Non-current assets
Property and equipment, net	453,923	1,241,756
Other assets	200,000	—

Total assets	54,116,777	254,616,757

LIABILITIES
Current liabilities
Accounts payable	724,487	1,573,784
Deferred revenue	6,010,874	13,359,827
Accrued expenses and other current liabilities	1,576,530	6,148,486

Total current liabilities	8,311,891	21,082,097

Total liabilities	8,311,891	21,082,097

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of
	December 31, 2019	December 31, 2020
	US$	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	263,608	—
Series Pre-A Redeemable Convertible Preferred Shares	3,570,201	—
Series A Redeemable Convertible Preferred Shares	22,068,901	—

Total mezzanine equity	25,902,710	—

SHAREHOLDERS’ EQUITY
Ordinary Shares	7,339	—
Subscriptions receivable	(7,339)	—
Class A Ordinary shares	—	11,920
Class B Ordinary shares	—	2,473
Additional paid-in capital	—	220,623,005
Accumulated other comprehensive income	5,218	373,989
Retained earnings	19,896,958	12,523,273

Total shareholders’ equity	19,902,176	233,534,660

Total liabilities, mezzanine equity and shareholders’ equity	54,116,777	254,616,757

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended
	December 31, 2019	September, 30 2020	December 31, 2020	December 31, 2019	December 31, 2020
	US$	US$	US$	US$	US$
Revenues	19,271,374	33,826,313	48,343,470	63,464,574	134,927,410
Costs and expenses
Cost of revenues	(5,842,647)	(25,608,476)	(18,429,067)	(20,553,319)	(61,270,887)
Selling and marketing expenses	(3,080,448)	(8,533,096)	(7,621,296)	(8,250,130)	(21,701,852)
General and administrative expenses	(1,559,652)	(28,891,880)	(11,349,102)	(4,120,693)	(42,974,825)
Technology and product development expenses	(440,403)	(1,698,495)	(1,634,465)	(1,597,658)	(5,221,124)

Total costs and expenses	(10,923,150)	(64,731,947)	(39,033,930)	(34,521,800)	(131,168,688)

Operating income (loss)	8,348,224	(30,905,634)	9,309,540	28,942,774	3,758,722
Interest income	65,420	22,199	13,343	390,227	202,474
Government grant	—	8,325	5,627	—	99,277
Investment income	8,783	3,946	1,947	27,568	13,994

Income (loss) before income taxes	8,422,427	(30,871,164)	9,330,457	29,360,569	4,074,467
Income tax expense	(133,139)	(109,112)	(331,427)	(435,766)	(861,081)

Net income (loss)	8,289,288	(30,980,276)	8,999,030	28,924,803	3,213,386

Accretion of redeemable convertible preferred shares	(505,812)	(541,568)	—	(1,940,252)	(1,577,026)
Dividends distributed to redeemable convertible preferred shareholders	—	—	—	—	(3,704,083)

Net income (loss) attributable to ordinary shareholders	7,783,476	(31,521,844)	8,999,030	26,984,551	(2,067,723)

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended			Year Ended
	December 31, 2019	September, 30 2020	December 31, 2020	December 31, 2019	December 31, 2020
	US$	US$	US$	US$	US$
Net income (loss) per ordinary share
—Basic	0.06	(0.43)	0.06	0.22	(0.02)
—Diluted	0.06	(0.43)	0.06	0.22	(0.02)

Net income (loss) per ADS*
—Basic	0.06	(0.43)	0.06	0.22	(0.02)
—Diluted	0.06	(0.43)	0.06	0.22	(0.02)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
—Basic	73,393,941	74,153,030	144,267,234	73,393,941	91,755,810
—Diluted	73,393,941	74,153,030	157,062,018	73,393,941	91,755,810

*	Each ADS represents one Class A ordinary share.

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Year Ended
	December 31, 2019	September, 30 2020	December 31, 2020	December 31, 2019	December 31, 2020
	US$	US$	US$	US$	US$
Cost of revenues	—	14,058,822	2,196,453	—	16,255,275
Selling and marketing expenses	—	4,484,516	3,187,921	—	7,672,437
General and administrative expenses	—	27,111,157	8,750,756	—	35,861,913
Technology and product development expenses	—	803,977	211,881	—	1,015,858

YALLA GROUP LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE NEAREST COMPARABLE GAAP MEASURES

	Three Months Ended			Year Ended
	December 31, 2019	September, 30 2020	December 31, 2020	December 31, 2019	December 31, 2020
	US$	US$	US$	US$	US$
Operating income (loss)	8,348,224	(30,905,634)	9,309,540	28,942,774	3,758,722
Share-based compensation expenses	—	46,458,472	14,347,011	—	60,805,483

Non-GAAP operating income	8,348,224	15,552,838	23,656,551	28,942,774	64,564,205

Net income (loss)	8,289,288	(30,980,276)	8,999,030	28,924,803	3,213,386
Share-based compensation expenses	—	46,458,472	14,347,011	—	60,805,483

Non-GAAP Net income	8,289,288	15,478,196	23,346,041	28,924,803	64,018,869

Net income (loss) attributable to ordinary shareholders	7,783,476	(31,521,844)	8,999,030	26,984,551	(2,067,723)
Share-based compensation expenses	—	46,458,472	14,347,011	—	60,805,483

Non-GAAP Net income attributable to ordinary shareholders	7,783,476	14,936,628	23,346,041	26,984,551	58,737,760

Non-GAAP Net income per ordinary share
—Basic	0.06	0.20	0.16	0.22	0.64
—Diluted	0.06	0.20	0.15	0.22	0.57

Non-GAAP Net income per ADS
—Basic	0.06	0.20	0.16	0.22	0.64
—Diluted	0.06	0.20	0.15	0.22	0.57

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
—Basic	73,393,941	74,153,030	144,267,234	73,393,941	91,755,810
—Diluted	73,393,941	74,153,030	157,062,018	73,393,941	102,806,360